SUPPLEMENT NO. 3 TO PROSPECTUS DATED OCTOBER 12, 2012	FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-181164

Inland Real Estate Corporation

UP TO $150,000,000 AGGREGATE OFFERING PRICE OF COMMON STOCK

This Supplement No. 3 supplements and should be read in conjunction with, and is subject to the limitations and qualifications set forth in, the prospectus of Inland Real Estate Corporation, dated October 12, 2012, (the “base prospectus”) and the prospectus supplements dated November 13, 2012 (as filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2012, “Supplement No. 1”) and September 12, 2013 (“Supplement No. 2” and collectively with the base prospectus and Supplement Nos. 1 and 3, hereinafter referred to as the “prospectus”).   The prospectus has been filed in connection with the offer and sale of shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $150,000,000 from time to time through BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. (each a “Sales Agent,” and collectively the “Sales Agents”) by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale in negotiated transactions, or as otherwise agreed with the Sales Agents.  The base prospectus was included in the registration statement on Form S-3 we first filed with the Commission on May 4, 2012 (Registration No. 333-181164), which was subsequently amended and declared effective by the Commission on November 6, 2012.  Unless otherwise defined in this Supplement No. 3, capitalized and other defined terms used herein have the same meanings as set forth elsewhere in the prospectus.

This Supplement No. 3 replaces the discussion in Supplement No. 2 under the heading “Material United States Federal Income Tax Consequences—Taxation of Non-U.S. Holders—Additional Withholding and Reporting Requirements Relating to Foreign Accounts.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the base prospectus and beginning on page  S-4 of Supplement No. 1 and in the documents we incorporate by reference, including our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BMO Capital Markets	Jefferies	KeyBanc Capital Markets

The date of this prospectus supplement is March 18, 2014.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion should replace the discussion under the heading “Material United States Federal Income Tax Consequences—Taxation of Non-U.S. Holders—Additional Withholding and Reporting Requirements Relating to Foreign Accounts” on page51 of the prospectus.

Additional Withholding and Reporting Requirements Relating to Foreign Accounts.  Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to (a) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owners) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity (as the beneficial owner or, in certain cases, as an intermediary for the beneficial owners) unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and other IRS guidance provide that these rules generally will apply to payments of dividends on our common stock made after June 30, 2014 and generally will apply to payments of gross proceeds from a sale or other disposition of our common stock after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld. U.S. holders and non-U.S. holders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.